Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

PE

Dated: July 29, 2002

ALTANA Aktiengesellschaft
(Exact name of registrant as specified in its charter)

**Seedammweg 55
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Report on Form 6-K contains:

- Press release, dated July 29, 2002 (2 pages)

ALTANA

Press Release

ALTANA AG

Postfach 1563
61285 Bad Homburg v.d.H.

Günther-Quandt-Haus
Corporate Communications
Seedammweg 55
61352 Bad Homburg v.d.H.
Germany

Phone +49 6172 404-406
Fax +49 6172 404-430
PR@altana.de
www.altana.com

ALTANA increases sales forecast 2002 for Pantoprazole

Half year profits 2002 above expectations

Bad Homburg, July 29, 2002 - ALTANA AG, Bad Homburg, increases the forecast for its blockbuster gastrointestinal drug Pantoprazole (Pantozol/Protonix) for 2002. For the full year ALTANA expects worldwide market sales including those of all sales partners of approximately €1.9 billion, €200 million more than previously anticipated (€1.7 billion).

The reason for the higher forecast are growing market shares, particularly in the important pharmaceutical market of the United States. The Pantoprazole share of new prescriptions in the PPI market (Proton Pump Inhibitors) in the U.S. has meanwhile exceeded 15%.

The key indicators of operating performance are also significantly above expectations for the first half of 2002: The EBITDA rose by 25% to €320 million, the EBIT also increased by 25% to €262 million. Consolidated sales rose by 13% to almost €1.3 billion in the first half of the year, compared to more than €1.1 billion prior year.

ALTANA will report in detail on the first half of 2002 on August 2, 2002.

About the company

ALTANA AG is an international pharmaceutical and chemical group with sales of €2.3 billion in 2001 and about 9,100 employees all over the world. Its Pharmaceuticals division, ALTANA Pharma, (Constance), concentrates on the areas Therapeutics, Contrast Media, In-vitro Diagnostics and OTC medication, and focuses on innovative pharmaceutical research (gastroenterology, respiratory, oncology). ALTANA Pharma represents a group of about 30 subsidiaries and affiliates in Europe, the Americas and Asia. The Chemicals division, ALTANA Chemie, develops, produces and sells Additives & Instruments, Coatings & Sealants, Varnish & Compounds and Wire Enamels worldwide. The Chemicals division has more than 20 subsidiaries and affiliates all over the world.

This press release contains statements about the future which are obviously subject to certain risks and uncertainties. If the assumptions on which these statements are based are not fulfilled, the effective results may differ from those currently expected. ALTANA cannot accept any responsibility for updating such statements or adapting them to future events or developments.

This press release is also available at www.altana.com.

For questions:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

phone: + 49 6172 - 404 266
fax: + 49 6172 - 404 430

Press & Media Relations:

Steffen Müller
phone: + 49 6172 - 404 406
fax: + 49 6172 - 404 430

Investor Relations:

Sandra Eckert
phone: + 49 6172 - 404 383
fax: + 49 6172 - 404 448

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2002

ALTANA Aktiengesellschaft

By:

Name: Dr. Hermann Küllmer
Title: Chief Financial Officer and Member of the Management Board

Name: Dr. Rudolf Pietzke
Title: General Counsel